VIA EDGAR

April 24, 2018

Ms. Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Penn Series Funds, Inc.; File Nos. 002-77284 and 811-03459

Dear Ms. Bentzinger:

This letter responds to comments conveyed to us telephonically on April 12, 2018 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 84 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2018, for the purpose of revising the principal investment strategy and principal risks of the Mid Cap Growth Fund and Emerging Markets Equity Fund (each a “Fund” and together, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registration Statement.

Prospectus

1.	Comment. Please provide the Staff with completed fee tables for each Fund prior to the effective date of the Registration Statement. Please note the Staff considers the fees and expenses of a fund to be material within the meaning of Rule 405 of the Securities Act of 1933 and thus, necessary for a registration to be considered complete.

Response. We have set forth each Fund’s completed fee table in Exhibit A attached hereto.

2.	Comment. The Staff notes that the first and third sentences of the “Sector Risk” included in the Mid Cap Growth Fund’s “Principal Risks” section appear to describe aspects of the Fund’s investment strategy. As such, please relocate the disclosure to the Fund’s “Principal Investment Strategy” section.

April 24, 2018

Response. We have revised the Fund’s “Principal Investment Strategy” disclosure as requested.

3.	Comment. The Staff notes that the Emerging Markets Equity Fund’s “Principal Investment Strategy” states that the Fund may invest in “growth-oriented equity securities of emerging country issuers.” In light of this disclosure, please consider adding the risk factor, “Growth Investing Risk,” to the Fund’s “Principal Risks” section.

Response. We have revised the risk disclosure as suggested.

4.	Comment. The Staff notes that the Emerging Markets Equity Fund’s “Principal Investment Strategy” states that the Fund will invest in convertible securities. Please confirm whether the Fund invests in contingent convertible securities and if so, please disclose this fact and the attendant risks.

Response. The Registrant has confirmed that the Emerging Markets Equity Fund does not invest in contingent convertible securities. Therefore, no further disclosure is necessary.

5.	Comment. The Staff notes that the Emerging Markets Equity Fund’s “Principal Investment Strategy” states that the Fund may invest in forward foreign currency exchange contracts, please include a statement to that effect in the Fund’s “Derivatives Risk” discussion under “Principal Risks.”

Response. We have revised the risk disclosure as requested.

6.	Comment. The Staff notes that “U.S. Government Securities Risk” is disclosed as a principal risk of the Emerging Markets Equity Fund. Please revise the Fund’s “Principal Investment Strategy” discussion to reflect that the Fund seeks to invest in U.S. Government securities as part of its principal investment strategy.

Response. The Registrant has confirmed that U.S. Government Securities are not a principal investment of the Fund. We, therefore, have deleted “U.S. Government Securities Risk” from the Fund’s “Principal Risks” section.

7.	Comment. For the Emerging Markets Equity Fund, please revise the parenthetical to the MSCI Emerging Markets Index in the Average Annual Returns Table to include a plain English description of “gross of withholding taxes.”

Response. We have revised the Average Annual Total Return table as requested.

8.	Comment. In accordance with Item 9(a) of Form N-1A, please state each Fund’s investment objective in Item 9 of the Prospectus.

Response. Each Fund’s investment objective is disclosed in full in the Prospectus’ Item 2 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Registrant respectfully declines to revise the Funds’ Item 9 disclosure to repeat each Fund’s investment objective as requested.

April 24, 2018

9.	Comment. Pursuant to Item 9(b) of Form N-1A, please describe each Fund’s principal investment strategy under “Additional Information About the Company and the Funds.”

Response. Each Fund’s principal investment strategy is disclosed in the Prospectus’ Item 4 disclosure. To the extent there is additional detail about a Fund’s principal investment strategy that is not summarized in Item 4 but which is responsive to Item 9, the Registrant has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Registrant respectfully declines to revise the Funds’ Item 9 disclosure to repeat each Fund’s principal investment strategy as requested.

10.	Comment. For each Fund, please confirm and disclose that derivatives investments are valued at market value, not notional value, for the purposes of determining compliance with each Fund’s 80% investment policy adopted pursuant to Rule 35d-1.

Response. The Registrant has confirmed that each Fund’s current derivatives holdings are valued at market value for purposes of determining compliance with each Fund’s Rule 35d-1 investment policy.

11.	Comment. The Staff notes that the “More Information about the Funds’ Principal Risks” section refers readers to each Fund’s “Fund Summary” section to determine the applicability of the risks disclosed. The Staff believes this approach impedes an investor’s understanding of the Funds’ risks. Therefore, please revise the disclosure to clearly indicate which risks apply to each Fund. In the Staff’s view, the use of a chart is one way in which to achieve such clarity.

Response. We have revised the Fund’s “More Information About the Funds’ Principal Risks” disclosure as requested.

12.	Comment. To the extent a Fund writes credit default swaps, please disclose that the Fund will segregate the full notional amount of the credit default swap to cover such obligations.

Response. The Registrant has revised the disclosure as requested.

13.	Comment. Under the heading “Sub-Advisers” on page 16 of the Prospectus, the portfolio manager biographies for Ivy Investment Management Company reference the portfolio managers’ experience with respect to the Ivy Mid Cap Growth Fund. Pursuant to Item 10 of Form N-1A, please revise the descriptions to reference the applicable Penn Series Fund.

Response. We have revised the disclosure as requested.

14.	Comment. Please confirm that the contractual expense limitations discussed under “Expenses and Expense Limitations” on pages 16 and 17 of the Prospectus are reflected in each Fund’s fees and expenses table, as appropriate.

Response. The Registrant has confirmed that each Fund currently is operating below its expense cap and thus, it is not appropriate to reflect such expense limitation arrangements in the Funds’ fees and expenses tables.

April 24, 2018

15.	Comment. Please confirm that the Registrant’s expense limitation arrangements provide that any amounts recaptured will be limited to the lesser of the expense cap that was in effect at the time the expense was waived or the expense cap in effect at the time of recapture.

Response. The Registrant has confirmed the expense limitation arrangements provide that any amounts recaptured will be limited to the lesser of the expense cap that was in effect at the time the expense was waived or the expense cap in effect at the time of recapture.

16.	Comment. In the first full paragraph under the heading “Accountholder Information” on page 17, please disclose that redemption proceeds paid in kind (1) are subject to market risk until sold, (2) may incur brokerage costs and taxable capital gains when sold, and (3) may be illiquid and thus, difficult to sell.

Response. We have revised the disclosure to address items (1) and (2) as requested. The Registrant, however, respectfully declines to revise the disclosure to address item (3) because the Adviser’s policy provides for the use of liquid securities only. The current disclosure also states that liquid securities may be used to pay redemption proceeds.

17.	Comment. The Staff notes that the first sentence of the second full paragraph under the heading “Purchasing and Selling Fund Shares” states “[t]he price per share, also known as net asset value per share (“NAV”), for the contract is the next price determined after receipt of a purchase or redemption order by the Company, through its agent.” (Emphasis Added.) Please replace the reference to “contract” with “Fund shares” and the reference to “Company” with “Penn Mutual or PIA.”

Response. We have replaced the reference to “contract,” and while we believe the reference to “the Company, through its agent” is technically accurate and consistent with SEC guidance as Penn Mutual and PIA are agents of the Company for purposes of facilitating Fund share orders, we also have revised the reference as requested.

18.	Comment. The Staff notes that the penultimate sentence under the heading “Purchasing and Selling Fund Shares” is redundant of a statement included in the second full paragraph under the heading “How the Funds Calculate NAV.” Please consider eliminating one of the statements.

Response. We have revised the disclosure as suggested.

SAI

19.	Comment. Pursuant to the Instruction to Item 17 of Form N-1A, please disclose in the “Compensation of Directors and Officers for Fiscal Year Ended December 31, 2017” table the compensation paid by the Funds to the Funds’ Chief Compliance Officer if greater than $60,000.

Response. The Registrant has confirmed that the Fund’s Chief Compliance Officer (“Fund CCO”) does not receive any compensation from the Funds for its services as Fund CCO. Therefore, we have not disclosed the Fund CCO’s compensation in the table.

April 24, 2018

20.	Comment. Please file as an exhibit to the Registration Statement, a new consent for Morgan, Lewis & Bockius LLP.

Response. We will file a new opinion and consent for Morgan, Lewis & Bockius LLP as an exhibit to the registration statement filed pursuant to Rule 485(b).

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101.

Sincerely yours,

/s/ Laura E. Flores

Laura E. Flores

cc:	Christopher D. Menconi, Esq.

Philip K.W. Smith, Esq.

April 24, 2018

Exhibit A

Mid Cap Growth Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.70%
Distribution (12b-1) Fees	None
Other Expenses	0.26%
Total Annual Fund Operating Expenses	0.96%

Emerging Markets Equity Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.92%
Distribution (12b-1) Fees	None
Other Expenses	0.49%
Total Annual Fund Operating Expenses	1.41%